Trust 1

# 77 D: Real Return Fund - Effective November 16, 2012, as part of its principal invest strategy, the Fund may invest up to 15% of its total assets in non-dollar denominated inflation-linked debt securities issued or guaranteed by foreign governments and foreign governmental entities.